Exhibit 99.1

Sanofi Pasteur’s A(H1N1) Vaccine

HUMENZA® * Recommended

by European Medicines Agency

Lyon, France - February 19, 2010 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY), announced today that its adjuvanted A(H1N1) monovalent influenza vaccine, Humenza®, has received a positive opinion from Europe’s Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMA).

The CHMP is recommending the marketing authorization of Humenza® vaccine in European Union countries for the active immunization of persons 6 months of age and older against influenza disease caused by the pandemic A(H1N1) 2009 virus.

The positive opinion granted today to Humenza® vaccine through the European centralized marketing authorization application process was based on a review of results from clinical trials on Sanofi Pasteur’s A(H1N1) AF03-adjuvanted influenza vaccine candidate. These trials—conducted in healthy children (6 months to 17 years of age), adults and the elderly—evaluated the safety of Humenza® vaccine and its ability to elicit a sero-protective immune response to the A(H1N1) pandemic strain now circulating.

Humenza® vaccine’s safety profile is satisfactory in all age-groups in the studies and similar to that of adjuvanted pandemic influenza vaccines already licensed. In all age-groups—children 6 months to 17 years of age, adults and the elderly—immune response measurements showed that a single dose of Humenza® influenza A(H1N1) monovalent vaccine induced a high antibody response 21 days post-vaccination that meets the three EMA immunological criteria and is considered sero-protective.

As the world leader in research, development and manufacturing of influenza vaccines, Sanofi Pasteur is committed to a three-pronged public-health mission: to produce and deliver the southern hemisphere seasonal influenza vaccine, to produce the northern hemisphere seasonal influenza vaccine for later in 2010 and to work with the world’s health authorities to safeguard human health during the current pandemic and to prepare for any future threats. Sanofi Pasteur is working diligently on all fronts.

*	Humenza® is a registered trademark of Sanofi Pasteur’s pandemic influenza vaccine in EU and other countries.

About Humenza® vaccine

Sanofi Pasteur’s adjuvanted A(H1N1) 2009 monovalent inactivated influenza vaccine, Humenza®, is manufactured at Sanofi Pasteur’s facility in Val de Reuil, France, using the same process as Sanofi Pasteur’s seasonal trivalent influenza vaccine licensed in Europe.

Humenza® vaccine contains 3.8 mcg hemagglutinin (HA) of influenza A/California/07/2009 (H1N1)–like virus and includes Sanofi Pasteur’s proprietary AF03-adjuvant, designed to stimulate the immune system to increase an immunological response.

Humenza® vaccine is not intended to be distributed in the U.S., where Sanofi Pasteur produces another A(H1N1) pandemic vaccine licensed by the United States’ Food & Drug Administration.

About Influenza Vaccine Production at Sanofi Pasteur

Sanofi Pasteur operates influenza vaccine production facilities in Val de Reuil, France and in Swiftwater, Pa. (U.S.). All Sanofi Pasteur influenza vaccine facilities have been designed to switch from seasonal influenza vaccine production to pandemic influenza vaccine production.

Sanofi Pasteur produces approximately 40 percent of the influenza vaccines distributed worldwide. For the 2008-2009 influenza season, the company produced more than 45 percent of the influenza vaccines distributed in the U.S. More information about Sanofi Pasteur’s pandemic preparedness efforts can be found at www.pandemic.influenza.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Len Lavenda
T. +33-(0)4-37-37-50-38	T. +1-570-957-0717
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us